Exhibit 99.1

UNITED UTILITIES PLC

6 SEPTEMBER 2004

We received a notification today, from Barclays PLC notifying of its interest as at 31 August 2004 in 9,411,205 ‘A’ shares in United Utilities PLC amounting to 3.04% of the issued ‘A’ share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		54,823
BARCLAYS CAPITAL NOMINEES LIMI		342,508
BARCLAYS CAPITAL NOMINEES LIMI		2,572,505
BARCLAYS TRUST CO AS EXEC/ADM		1,104
Barclays Trust Co DMC69		2,500
Barclays Trust Co R69		4,075
CHASE NOMINEES LTD	16376	182,360
Clydesdale Nominees HGB0125	693013	2,222
Clydesdale Nominees HGB0125	694478	11,111
Clydesdale Nominees HGB0125	694516	4,444
Clydesdale Nominees HGB0125	3100047	639
Clydesdale Nominees HGB0125	3101361	1,378
Clydesdale Nominees HGB0125	3102406	1,472
Clydesdale Nominees HGB0125	7000417	8,056
Clydesdale Nominees HGB0125	7000425	8,056
INVESTORS BANK AND TRUST CO.		18,243
INVESTORS BANK AND TRUST CO.		8,898
INVESTORS BANK AND TRUST CO.		1,446,257
INVESTORS BANK AND TRUST CO.		3,442
INVESTORS BANK AND TRUST CO.		3,992
INVESTORS BANK AND TRUST CO.		4,755
INVESTORS BANK AND TRUST CO.		74,345
INVESTORS BANK AND TRUST CO.		22,359
INVESTORS BANK AND TRUST CO.		453,101
INVESTORS BANK AND TRUST CO.		67,925
JP MORGAN (BGI CUSTODY)	16331	75,836
JP MORGAN (BGI CUSTODY)	16338	20,055
JP MORGAN (BGI CUSTODY)	16341	206,503
JP MORGAN (BGI CUSTODY)	16342	37,411
JP MORGAN (BGI CUSTODY)	16400	2,723,225
JP MORGAN (BGI CUSTODY)	17011	4,730
JP MORGAN (BGI CUSTODY)	18409	157,344
JPMORGAN CHASE BANK		9,057
JPMORGAN CHASE BANK		46,935
JPMorgan Chase Bank		7,618
JPMorgan Chase Bank		36,873
JPMorgan Chase Bank		2,905
JPMorgan Chase Bank		2,888
JPMorgan Chase Bank		148,999
JPMorgan Chase Bank		25,725
JPMorgan Chase Bank		13,085
JPMorgan Chase Bank		9,152
JPMorgan Chase Bank		3,373
JPMorgan Chase Bank		33,765
JPMorgan Chase Bank		37,677
Mellon Trust – Boston & SF		46,496
Mitsubishi Trust International		1,658
R C Greig Nominees Limited a/c	BL1	30,461
R C Greig Nominees Limited a/c	CM1	14,236
R C Greig Nominees Limited GP1	GP1	66,546
R C Greig Nominees Limited SA1	SA1	21,375
State Street		6,088
STATE STREET BOSTON		292,919
STATE STREET BOSTON		26,356
Swan Nominees Limited		217
Swan Nominees Limited		1,127

Total		9,411,205

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.